UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	NUVEEN MORTGAGE AND INCOME FUND

Address of Principal Office (No. & Street, City, State, Zip Code):

333 West Wacker Drive

Chicago, Illinois 60606

Telephone Number (including area code): (800) 257-8787

Name and address of agent for service of process:

Gifford R. Zimmerman

Vice President and Secretary

Nuveen Mortgage and Income Fund

333 West Wacker Drive

Chicago, Illinois 60606

With copies of Notices and Communications to:

Deborah Bielicke Eades Vedder Price P.C. 222 N. LaSalle Street Chicago, Illinois 60601	Eric F. Fess Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES  ☐        NO  ☒

Item 1.	Exact name of registrant.

Nuveen Mortgage and Income Fund

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Registrant is a Massachusetts business trust, created under the laws of the Commonwealth of Massachusetts on February 26, 2019.

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Massachusetts business trust

Item 4.	Classification of registrant (face amount certificate company, unit investment trust or management company).

The Registrant is a management company.

Item 5.	If registrant is a management company:

(a) state whether registrant is a “closed-end” company or an “open-end” company;

The Registrant is a closed-end company.

(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

The Registrant is registering as a diversified company.

Item 6.	Name and address of each investment adviser of registrant.

Adviser

Nuveen Fund Advisors, LLC

333 West Wacker Drive

Chicago, Illinois 60606

Sub-Adviser

Teachers Advisors, LLC

730 Third Avenue

New York, New York 10017

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Name and Address	Position(s) with the Registrant

Terence J. Toth 333 West Wacker Drive Chicago, Illinois 60606	Chairman of the Board and Trustee

Name and Address	Position(s) with the Registrant

Jack B. Evans 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Margo L. Cook 333 West Wacker Drive Chicago, Illinois 60606	Trustee

William C. Hunter 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Albin F. Moschner 333 West Wacker Drive Chicago, Illinois 60606	Trustee

John K. Nelson 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Judith M. Stockdale 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Carole E. Stone 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Margaret L. Wolff 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Robert L. Young 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Cedric H. Antosiewicz 333 West Wacker Drive Chicago, Illinois 60606	Chief Administrative Officer

Gifford R. Zimmerman 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Secretary

Stephen D. Foy 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Controller

Name and Address	Position(s) with the Registrant

Nathaniel T. Jones 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Treasurer

Walter M. Kelly 333 West Wacker Drive Chicago, Illinois 60606	Chief Compliance Officer and Vice President

Kevin J. McCarthy 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Assistant Secretary

Christopher M. Rohrbacher 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Assistant Secretary

Joel T. Slager 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Assistant Secretary

Mark L. Winget 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Assistant Secretary

David J. Lamb 333 West Wacker Drive Chicago, Illinois 60606	Vice President

Tina M. Lazar 333 West Wacker Drive Chicago, Illinois 60606	Vice President

William T. Meyers 333 West Wacker Drive Chicago, Illinois 60606	Vice President

Michael A. Perry 333 West Wacker Drive Chicago, Illinois 60606	Vice President

William A. Siffermann 333 West Wacker Drive Chicago, Illinois 60606	Vice President

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

(a) state the name and address of each sponsor of registrant;

Not applicable

(b) state the name and address of each officer and director of each sponsor of registrant;

Not applicable

(c) state the name and address of each trustee and each custodian of registrant.

Not applicable

Item 9.	(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not applicable

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

Yes. The Registrant will file a registration statement on Form N-14 in connection with two merger transactions (the “Mergers”) in which, subject to the satisfaction or waiver of certain conditions described in the Form N-14, Nuveen Mortgage Opportunity Term Fund and Nuveen Mortgage Opportunity Term Fund 2, each a Massachusetts business trust (together, the “Target Funds”), will merge with and into a wholly-owned subsidiary of the Registrant, with Target Fund shareholders receiving newly issued common shares of the Registrant. The Registrant currently intends to make a public offering of its securities only in connection with the closing of the Mergers.

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

No

(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not applicable

Item 10.	State the current value of registrant’s total assets.

The current value of the Registrant’s total assets is $0. The Registrant was formed for the purpose of effecting the Mergers and does not intend to commence operations prior to the consummation of the Mergers.

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Company Act of 1958 (yes or no).

No

Item 12.	Attach as an exhibit a copy of registrant’s last regular periodic report to its securityholders, if any.

Not applicable

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Chicago and the State of Illinois on the 19th day of March, 2019.

Nuveen Mortgage and Income Fund
By:	/s/ Gifford R. Zimmerman
Gifford R. Zimmerman
Vice President and Secretary

Attest: /s/ Virginia L. O’Neal Virginia L. O’Neal Assistant Secretary